1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3333 Fax

VIA EDGAR CORRESPONDENCE

May 1, 2024

Ms. Kimberly Browning

Mr. Ken Ellington

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the Proxy Statements/Prospectuses (each a “Proxy Statement/Prospectus” and collectively, the “Proxy Statement/Prospectuses”) filed on Form N-14 for the following funds (each, an “Acquiring Fund” or “Registrant” and collectively, the “Acquiring Funds” or the “Registrants”):

MainStay MacKay Arizona Muni Fund (SEC File Nos. 333-277907 and 811-22321)

MainStay MacKay Colorado Muni Fund (SEC File Nos. 333-277908 and 811-22321)

MainStay MacKay Utah Muni Fund (SEC File Nos. 333-277909 and 811-22321)

MainStay MacKay Oregon Muni Fund (SEC File Nos. 333-277910 and 811-22321)

MainStay MacKay Strategic Municipal Allocation Fund (SEC File Nos. 333-277911 and 811-22321)

Dear Ms. Browning and Mr. Ellington:

This letter responds to comments provided by you via telephone on March 21, 2024, April 4, 2024, April 5, 2024, April 30, 2024 and May 1, 2024 with respect to the Proxy Statements/Prospectuses. The Proxy Statements/Prospectuses were filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024 and relate to the following proposed reorganizations: (i) Aquila Tax-Free Trust of Arizona with and into MainStay MacKay Arizona Muni Fund; (ii) Aquila Tax-Free Fund of Colorado with and into MainStay MacKay Colorado Muni Fund; (iii) Aquila Tax-Free Fund for Utah with and into MainStay MacKay Utah Muni Fund; (iv) Aquila Tax-Free Trust of Oregon with and into MainStay MacKay Oregon Muni Fund; (v) Aquila Churchill Tax-Free Fund of Kentucky with and into MainStay MacKay Strategic Municipal Allocation Fund; and (vi) Aquila Narragansett Tax-Free Income Fund with and into MainStay MacKay Strategic Municipal Allocation Fund (each, a “Reorganization” and together, the “Reorganizations”).

On behalf of the Registrants, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Proxy Statements/Prospectuses, except as defined herein.

Comments from Ms. Browning

Comments applicable to the MainStay MacKay Arizona Muni Fund, MainStay MacKay Colorado Muni Fund, MainStay MacKay Utah Muni Fund and MainStay MacKay Oregon Muni Fund (each, a “Shell Reorganization” and together, the “Shell Reorganizations”) Proxy Statements/Prospectuses

Comment 1: Please revise the approximate date of the proposed offering of securities on the facing page to conform with Item 1(a) of Form N-14.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 2: In the “Notice to Shareholders” section, it states that the Agreement and Plan of Reorganization proposes the transfer of assets of the Acquired Fund to the Acquiring Fund in exchange for the assumptions of all of the liabilities of the Acquired Fund by the Acquiring Fund. Please include a statement of which liabilities will be assumed by the Acquiring Fund within the Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 3: In the Notice to Shareholders section, it states that proxies may be revoked by giving written notice of revocation to the Acquired Fund. Please provide the address where written notice of revocation must be sent and discuss any other means by which a shareholder can revoke his or her proxy, as applicable.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 4: In the section entitled “Questions and Answers Relating to the Reorganizations” (“Q&A Section”), please consider streamlining the discussion. We note that certain topics are discussed in several places throughout the Proxy Statement/Prospectus.

Response: The Registrant respectfully declines to revise this section in accordance with this comment.

Comment 5: In the Q&A Section, please consider adding separate questions for separate topics rather than including multiple topics under one question.

Response: The Registrant respectfully declines to adding further questions to the Q&A Section in accordance with this comment.

Comment 6: Please revise each Proxy Statement/Prospectus to state whether there are material differences between the Acquired Fund and Acquiring Fund’s fundamental investment restrictions and use the same terminology throughout. For any material differences, please summarize the differences. Please also supplementally confirm that all material differences are described in the Proxy Statement/Prospectus or revise accordingly.

Response: The Registrant has revised the disclosure in accordance with this comment and hereby confirms that it believes that all material differences between the Acquired Fund and the Acquiring Fund are disclosed in the Proxy Statement/Prospectus.

Comment 7: Within each Proxy Statement/Prospectus, the consummation of the Reorganization is referred to as both the “completion” and “closing.” Please resolve the use of two terms to describe the consummation of the reorganization and define the term in its first instance.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 8: When answering the question entitled “How will the Reorganization affect me?”, please disclose with greater specificity what “about” means with respect to the disclosure that “the Reorganization will take place on or about July 19, 2024” or supplementally explain why it is not possible to do so in the document itself. Please also supplementally confirm whether you intend to notify shareholders of any delays to each Reorganization.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 9: Please supplementally explain to the staff whether an assignment of the Acquired Funds’ investment advisory agreement with Aquila Investment Management LLC would take place as part of the Reorganizations.

Response: The Registrant confirms that no assignment of any Acquired Fund’s investment advisory agreement would take place prior to or in connection with the Reorganizations.

Comment 10: Please explain the “other conditions” of the Reorganizations, which is referenced throughout the Proxy Statement/Prospectus. Please consider adding a separate question or heading to make the discussion clearer.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 11: In the Q&A Section and throughout the Proxy Statements/Prospectuses, the Registrant states that the Acquired Fund and Acquiring Fund are “substantially similar.” However, each Proxy Statement/Prospectus indicates that there are several material differences between each Acquired Fund and Acquiring Fund. Please revise the statement that the Funds are “substantially similar.”

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 12: In the section entitled “Board Considerations”, please discuss or enhance the discussion of the Board’s consideration of material differences between the Acquired Fund and Acquiring Fund.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 13: In the section entitled “Proposal - Fundamental Investment Restrictions”, concerning the discussion of the 80% fundamental policies for the Shell Reorganizations, please discuss all material differences between the fundamental policies, including the treatment of income that is exempt from federal alternative minimum taxes, if applicable. Please also revise the “Board Considerations” section to include a discussion of the differences between the fundamental investment restrictions of the Acquired Fund and the Acquiring Fund.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 14: When answering the question entitled “What are the potential benefits from the Reorganization?”, the answer first discusses net fees and expenses. Please revise to first discuss gross fees and expenses, and then discuss net fees and expenses separately. In addition, if the management fee of the Acquiring Fund is higher than the Acquired Fund, or vice versa, please begin the response to this question with that disclosure. Please also consider relocating this question or creating another Question and Answer that is specific to fees.

Response: The Registrant has revised the disclosure in response to the question entitled “What are the potential benefits from the Reorganization?” in accordance with this comment. The Registrant respectfully declines to create a separate question specific to fees because the Registrant believes the current disclosure, including as revised, clearly provides information regarding the material differences in the fees and expenses of each Acquired Fund and its corresponding Acquiring Fund.

Comment 15: When answering the question entitled “What are the potential benefits from the Reorganization?”, consider making the discussion of each share class a separate bulleted list. Please also consider revising the discussion of fee waivers into a separate bulleted list or Question and Answer.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 16: In the Q&A Section, please add a specific section that discusses the differences between the fee waivers.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 17: Please supplementally confirm that previously waived fees or expenses with respect to the Acquired Fund are not subject to recoupment.

Response: The Registrant confirms that previously waived expenses with respect to the Acquired Funds are not subject to potential recoupment.

Comment 18: Please consider adding the closing date of the Reorganizations in the shareholder letter.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 19: In the Q&A Section, please consider adding a discussion of the fundamental investment restrictions.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 20: When answering the question entitled “Are there differences between the Funds?”, please consider breaking up this information. Please also consider revising the section to include a Question and Answer specific to service providers and whether the services or fees will change or remain the same after the Reorganizations.

Response: The Registrant respectfully declines to revise the disclosure in accordance with this comment.

Comment 21: In the Q&A Section, please revise the question entitled “How will the Reorganization affect shareholder fees and expenses?” to “How will the Reorganization affect total annual fund operating expenses?” The current response does not discuss shareholder fees.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 22: When answering the question entitled “How will the Reorganization affect shareholder fees and expenses?”, the Registrant discusses the expense limitation agreement between New York Life Investment Management LLC (“New York Life Investments”) and the Acquiring Fund. Earlier in the Proxy Statement/Prospectus the term “waiver” is used to describe this agreement. Please reconcile the two terms or supplementally explain if they are different.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 23: In connection with New York Life Investments’ exemptive order that permits it to use the “manager of managers” structure, please discuss whether the Board of Trustees (the “Board”) of the Acquired Funds considered that the Reorganizations would cause shareholders of the Acquired Funds to no longer have the power to change a subadvisor under certain circumstances. Please disclose in the Proxy Statement/Prospectus that after the Reorganizations, shareholders will not have a right to vote on changes to the Funds’ subadvisor if the conditions under the “manager of managers” exemptive relief order are met.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 24: When answering the question entitled “Who will bear the expenses of the Reorganization and related costs”, please delete “not limited to” and insert “estimated” before costs, if accurate.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 25: When answering the question entitled “Who will bear the expenses of the Reorganization and related costs?”, please state the expenses will be borne by New York Life Investments out of its own legitimate profits, if accurate.

Response: The Registrant has revised the disclosure to clarify that New York Life Investments will bear these expenses from its legitimate profits.

Comment 26: On the first page of the Proxy Statement/Prospectus, please add fundamental investment restrictions to the discussion of the Acquired Fund and Acquiring Fund.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 27: Please revise throughout the Proxy Statement/Prospectus where it states that Acquired Fund shareholders will receive shares “equal in value” to shares “equal in net asset value.”

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 28: In the section entitled “Summary”, please add a brief discussion about the principal risks and fundamental investment restrictions.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 29: In the section entitled “Summary”, in the sixth bullet point, where the management fees payable by the Acquiring Fund and Acquired Fund are discussed, please state the management fee rates.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 30: Please consider adding a discussion of the best interests determinations that the Board of the Acquired Funds made in the letter to be sent to shareholders.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 31: Please disclose in the body of the Proxy Statement/Prospectus that the Board of the Acquired Funds unanimously approved the Reorganizations and resolve any inconsistencies to the extent the disclosure appears elsewhere in the Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 32: Please confirm whether the Board of the Acquired Funds was advised by independent legal counsel in connection with its determinations and, if so, please state that in the section entitled “Board Considerations.”

Response: The Registrant confirms that the Board was advised by independent legal counsel in connection with its consideration of the Reorganizations. The Registrant has revised the disclosure in accordance with this comment.

Comment 33: In the section entitled “Board Considerations”, please clarify what information was considered by the Board of the Acquired Funds and the sources of the information. For example, please disclose whether the information was provided by Aquila Investment Management LLC (“Aquila”), investment adviser to the Acquired Funds, and whether the Board of the Acquired Funds considered possible conflicts of interest related to Aquila and the Reorganizations.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 34: In the section entitled “Board Considerations”, please delete “may be” from the statement that “the level of operational expenses for administrative, compliance and portfolio management services borne by the Acquiring Fund may be less than those borne by the Acquired Fund[.]”

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 35: Please confirm that there are no material differences between the fees and expenses or explain any material differences in the Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 36: In the section entitled “Board Considerations”, if the Board of the Acquired Fund considered any adverse consequences to the Reorganizations, please state as such. If none were considered, please confirm supplementally.

Response: The Registrant notes that the current disclosure addresses the Board’s consideration of any potential adverse consequences related to the Reorganizations, including, among other factors, differences in the investment strategies of each Acquired Fund and its corresponding Acquiring Fund and, where applicable, differences in the management fees and sales charge structure, and respectfully submits that the disclosure meets the requirements of Item 4(a) of Form N-14.

Comment 37: In the section entitled “Proposal”, there is a reference to high yield municipal bonds. In the first instance in which high yield municipal bonds are referenced in each section, please disclose that these are commonly known as “junk bonds.”

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 38: In the section entitled “Proposal – Principal Investment Strategies”, please revise or remove the disclosure regarding the investment team’s belief that high yield is often underutilized or move it to a different section of the Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 39: In the section entitled “Proposal – Principal Investment Strategies”, it states that “[t]he Acquiring Fund may invest in derivatives, such as futures, options and swap agreements[.]” The Staff objects to the use of “such as” because it suggests that the Acquiring Fund has not included all of its principal strategies and risks that are required to be disclosed. Please remove from the disclosure phrases including “such as” or “for example” or “includes, but is not limited to,” etc. Please also ensure that all principal strategies and risks are disclosed.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 40: In the section entitled “Proposal – Principal Investment Strategies”, please describe the material differences between the Funds’ fundamental investment policies. Please supplementally confirm how the Acquiring Fund would intend to notify shareholders in the event that it changes its Principal Investment Strategy with respect to the limitation that it may not invest more than 20% of its net assets in municipal bonds subject to the federal alternative minimum tax.

Response: The Registrant has revised the disclosure in accordance with this comment. In addition, the Registrant would intend to notify shareholders via prospectus supplement or post-effective amendment if it were to change the limitation that it may not invest more than 20% of its net assets in municipal bonds subject to the federal alternative minimum tax.

Comment 41: In the section entitled “Proposal – Principal Investment Strategies”, under the discussion of the Acquiring Fund, the disclosure states that “[m]unicipal bonds include general obligation bonds, revenue bonds, [etc.]” Please list all of the applicable instruments that will be in the Acquiring Fund’s principal investment strategies.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 42: In the section entitled “Proposal – Principal Investment Strategies”, under the discussion of the Acquiring Fund, please consider starting a new paragraph where the disclosure states that “the Fund may invest up to 20% of its net assets in municipal bonds that are rated below investment grade (commonly referred to as “high-yield securities” or “junk bonds”) . . . .”

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 43: In the section entitled “Proposal – Principal Investment Strategies”, under the discussion of the Acquiring Fund, please consider starting a new paragraph where the disclosure states that “[t]he Fund will seek to maintain a portfolio dollar-weighted average of 3-10 years[.]”

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 44: In the section entitled “Proposal – Principal Investment Strategies”, under the discussion of the Acquiring Fund, please indicate that below investment grade municipal bonds are commonly referred to as “junk bonds.”

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 45: In the section entitled “Proposal – Principal Investment Strategies”, under the discussion of the Acquiring Fund, the disclosure states that the Acquiring Fund “may invest in derivatives, such as futures, options and swap agreements[.]” Please revise to list all derivatives instruments used in the Acquiring Fund’s principal investment strategies and include applicable risk disclosures.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 46: In the section entitled “Proposal – Principal Investment Strategies”, under the discussion of the Acquiring Fund, please consider starting a new paragraph where the Acquiring Fund discusses environmental, social and governance (“ESG”) risks.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 47: In the section entitled “Proposal – Principal Investment Strategies”, under the discussion of the Acquiring Fund, there is a discussion of the use of ESG factors in MacKay Shields LLC’s (the “subadvisor”) investment process. Please disclose the subadvisor’s definition of ESG and the factors considered by the subadvisor. Please also disclose any third-party data providers utilized by the subadvisor for the Acquiring Fund. Please also clarify whether the subadvisor will apply the listed ESG factors to each investment of the Acquiring Fund. For example, please disclose whether the Acquiring Fund could invest in a security that does not meet the listed ESG criteria.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 48: In the section entitled “Proposal – Principal Investment Strategies”, under the discussion of the Acquiring Fund, to the extent the subadvisor is able to do so in light of any confidentiality concerns, please clarify the screening tools it uses with respect to the Acquiring Fund’s consideration of ESG factors.

Response: The Registrant has revised the disclosure in response to this comment.

Comment 49: In the section entitled “Proposal – Principal Risks”, the staff objects to the disclosure of “substantially similar.” Please clarify that there are material differences between the Acquired Fund and Acquiring Fund’s principal risks.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 50: In the section entitled “Fees and Expenses of the Funds”, please delete the second sentence in the fourth paragraph.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 51: In the section entitled “Fees and Expenses of the Funds”, please add “Acquired Fund” and “Acquiring Fund” in the headers of the pro forma columns as appropriate.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 52: Please confirm the maximum deferred sales charge and resolve any inconsistencies in the Proxy Statement/Prospectus and the registration statements on Form N-1A of the Acquired Funds.

Response: The Registrant confirms that the maximum deferred sales charges are accurate in the Proxy Statement/Prospectus.

Comment 53: Please clarify any material differences in the sales charge applied to share classes of the Acquiring Fund and the Acquired Fund.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 54: In the section entitled “Comparison of Fees and Expenses - Example”, please revise the chart to combine the information disclosed for the Acquired Fund and Acquiring Fund into one chart. Please also remove the redemptions disclosure included in the first chart.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 55: Please confirm that the form of tax opinion issued in connection with the Reorganizations will include the required consents in compliance with the Division of Corporation Finance Legal Staff Bulletin No. 19, issued October 14, 2011. If the required consents are not included in the tax opinion, please supplementally explain their exclusion.

Response: The Registrant has revised the form of tax opinion in accordance with this comment.

Comment 56: In the section entitled “Fundamental Investment Restrictions”, please revise the final sentence of the section to reflect that there are no material differences between the descriptions of the Funds’ fundamental investment restrictions or delete this sentence.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 57: In the section entitled “Material Differences in the Rights of Fund Shareholders”, it is noted that further information about each Fund’s governance structure is contained in the Fund’s SAI and its governing documents, which are on file with the SEC. Please consider adding a cross reference to the place in the Proxy Statement/Prospectus where these documents are incorporated by reference.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 58: In the section entitled “Information about Management of the Funds – Management Fees”, for clarity, state that the management fee will be higher for the Acquiring Fund as compared to the Acquired Fund, if applicable, and begin the section with this disclosure.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 59: Under the section entitled “Security Ownership of Management and Principal Shareholders” and throughout the Proxy Statement/Prospectus, there is incomplete information. The Staff notes that Rule 488 under the Securities Act of 1933, as amended (“1933 Act”), requires the registration statement to be complete in all material respects to become effective under the rule. Please supplementally confirm how this information will be provided to shareholders.

Response: The Registrant supplementally confirms that all information required by Form N-14 and under Rule 488 will be included in the final version of the Proxy Statement/Prospectus and corresponding filing under Rule 485(b) under the 1933 Act, which will be filed before the Proxy Statement/Prospectus is distributed to shareholders.

Comment 60: Please supplementally explain how each of the exhibits listed as “to be filed by amendment” under Item 16 will be provided to shareholders.

Response: The Registrant supplementally confirms that the exhibits currently listed as “to be filed by amendment” will be filed as exhibits to a filing under Rule 485(b) under the 1933 Act.

Comments applicable to the MainStay MacKay Strategic Municipal Allocation Fund Proxy Statement/Prospectus

Comment 1: Please apply all comments made to the Shell Reorganizations, as applicable.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 2: Please revise the Proxy Statement/Prospectus to include a discussion of the differences between the 80% fundamental policies of the Acquired Funds and Acquiring Fund.

Response: The Registrant respectfully declines to adding further discussion of the differences between the 80% fundamental policies of the Acquired Funds and Acquiring Funds, because it believes the current disclosure adequately discusses the differences.

Comment 3: When answering the question entitled “What are the potential benefits from the Reorganization?”, the answer first discusses net fees and expenses. Please revise to first discuss gross fees and expenses, and then discuss net fees and expenses separately. In addition, if the management fee of the Acquiring Fund is higher than the Acquired Fund, or vice versa, please begin the response to this question with that disclosure. Please also consider relocating this question or creating another Question and Answer that is specific to fees.

Response: The Registrant has revised the disclosure in response to the question entitled “What are the potential benefits from the Reorganization?” in accordance with this comment. The Registrant respectfully declines to create a separate question specific to fees because the Registrant believes the current disclosure, including as revised, clearly provides information regarding the material differences in the fees and expenses of each Acquired Fund and its corresponding Acquiring Fund.

Comment 4: In the Q&A Section, please consider adding a discussion of the differences in sales charges. Please also consider adding the same disclosure to the Shell Reorganizations. To the extent that there are material differences between the sales charges, this must be disclosed in the Proxy Statement/Prospectus. Further, if “Other Expenses” for an Acquired Fund are lower than the expected “Other Expenses” for the Acquiring Fund, consider discussing that in the Q&A Section and, if the differences are material, they must be discussed in the Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 5: When answering the question entitled “Who will bear the expenses of the Reorganizations and related costs?”, the final sentence of the first paragraph states that neither the Acquiring Fund nor the Acquired Funds will bear any of the direct costs of the Reorganizations. Please clarify if there are indirect costs or delete “direct” from this sentence.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 6: When answering the question entitled “Who will bear the expenses of the Reorganizations and related costs?”, please refer to Accounting Comment 12, which requests information related to portfolio transitioning of the Acquired Funds. To the extent that portfolio transition expenses would be incurred by the Acquiring Fund rather than the Acquired Fund, please provide the same information regarding the Acquiring Fund as is requested for the Acquired Fund in Accounting Comment 12.

Response: Please refer to the Registrant’s response to Accounting Comment 12.

Comment 7: When answering the question entitled “Who will bear the expenses of the Reorganizations and related costs?”, please clarify the any transaction costs associated with transitioning the portfolios of the Acquired Funds to the Acquiring Fund after the Reorganizations will ultimately be borne by shareholders of the Acquiring Fund. Please also confirm whether there will be costs beyond capital gains and, if so, please include a related discussion in the Proxy Statement/Prospectus and consider including it in the Q&A Section as well.

Response: The Registrant has revised the disclosure in accordance with this comment and supplementally confirms that it is not anticipated that there will be any material transition costs in connection with the Shell Reorganizations.

Comment 8: When answering the question entitled “Will the Reorganizations create a taxable event?”, the Registrant states that it is not possible at this time to provide an estimate of the gain or loss to be recognized by the Acquired Funds that would be carried over to the Acquiring Fund for U.S. federal income tax purposes, but later in the Proxy Statement/Prospectus an estimate is provided. Please resolve the inconsistencies between these disclosures.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 9: When answering the question entitled “What happens if shareholders do not approve a Reorganization?”, please clarify what “conditions” must be satisfied prior to consummation of the Reorganizations, and what the Registrant means by “threshold” and when it will be measured.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 10: In the section entitled “Summary”, please revise the disclosure included in the fourth from the last bullet point of the section to state that the sales charge structures of the Acquiring Fund are identical to the sales charge structures of the Acquired Funds. If the sales charge structures are not identical, please disclose any material differences between the sales charge structures.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 11: In the section entitled “Summary”, please split the third from the last bullet point of this section into two separate bullet point discussions of 12b-1 fees and service fees.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 12: In the section entitled “Board Considerations”, the Registrant states under the third consideration that the Board of the Acquired Funds considered that the expense structures of the Acquiring Fund’s share classes are generally similar to the expense structures of the corresponding shares of the Acquired Funds. Please revise to disclose whether the expense structures are identical or materially different and disclose what consideration the Board of the Acquired Fund gave with respect to the differences.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 13: In the sections entitled “Comparison of the Aquila Kentucky Fund and Acquiring Fund – Principal Risks” and “Comparison of the Aquila Narragansett Fund and Acquiring Fund – Principal Risks”, the Registrant includes a discussion of private placement risks, which is not a principal strategy of the Acquiring Fund. Please reconcile and ensure that all Item 4 strategies and risks correlate.

Response: The Registrant respectfully declines to revise the discussion of private placement risks, because the Acquiring Fund’s principal investment strategies contemplate investments in “privately issued securities,” the principal risks of which are covered in the discussion of private placement risks.

Comment 14: In the section entitled “Comparison of Fees and Expenses”, please confirm whether the deferred sales charge footnote should be included. Please also clarify what is meant by “certain other qualified purchases” and “certain redemptions” when discussing contingent deferred sales charges either in the related footnote or elsewhere in the Proxy Statement/Prospectus.

Response: The Registrant confirms that the maximum deferred sales charges are accurate in the Proxy Statement/Prospectus. The Registrant also notes that “certain other qualified purchases” is explained in the “Purchases at Net Asset Value” section of the Shareholder Guide and “certain redemptions” is explained in the “Waivers of Contingent Deferred Sales Charges” section of the Shareholder Guide.

Comment 15: In the section entitled “Comparison of the Aquila Kentucky Fund and Acquiring Fund - Comparison of Fees and Expenses”, the fee tables for the MainStay Strategic Municipal Allocation Fund Class I include a four basis point fee differential in Other Expenses. Please discuss the material differences between the Other Expenses in another section of the Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in accordance with this comment to note that although the Other Expenses for the Acquiring Fund are higher than those of the Acquired Fund, the pro forma combined Fund is estimated to have lower Other Expenses than either of the Funds currently.

Comment 16: In the section entitled “Comparison of the Aquila Kentucky Fund and Acquiring Fund - Comparison of Fees and Expenses”, the staff notes that the disclosure in the corresponding 485A filing includes a waiver for Class I. Please reconcile the disclosure in the 485A with the Proxy Statement/Prospectus.

Response: Please refer to the Registrant’s response to Accounting Comment 9.

Comment 17: In the section entitled “Comparison of the Aquila Kentucky Fund and Acquiring Fund - Comparison of Fees and Expenses”, please confirm the pro forma numbers are correct as listed, particularly the Other Expenses for Class Z.

Response: Please refer to the Registrant’s response to Accounting Comment 10.

Comment 18: In the section entitled “Summary”, please clarify whether investments exempt from federal alternative minimum taxes would not be counted as part of the 80% fundamental policy and include an affirmative statement in this section to that effect, if so.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 19: Please apply all applicable comments given from the staff on the Aquila Kentucky Fund Proxy Statement/Prospectus to the Aquila Narragansett Fund Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 20: Please discuss in the Aquila Narragansett Fund Proxy Statement/Prospectus that the Acquired Fund has lower Other Expenses than the Other Expenses of the Acquiring Fund.

Response: The Registrant has revised the disclosure in accordance with this comment to note that although the Other Expenses for the Acquiring Fund are higher than those of the Acquired Fund, the pro forma combined Fund is estimated to have lower Other Expenses than either of the Funds currently.

Comments applicable to each Proxy Statement/Prospectus

Comment 21: In the legality of shares opinion, counsel states that it may revoke the consent to file the opinion with the Proxy Statement/Prospectus or the consent to use its name in the Proxy Statement/Prospectus. Please explain supplementally under what circumstances these consents may be withheld, whether it has been revoked in other cases, and whether this also applies to the opinion with respect to the legality of shares. Also, in future similar opinions, please clarify this statement to the extent the opinions continue to include this language.

Response: We confirm that the sentence related to the consent for the use of our name does not relate to our opinion, which speaks as of the date of its issuance. The sentence relates to our consent for the opinion to be filed, which filing has already occurred, and the consent to the use of our name. We do not foresee any reason why we would revoke either the consent to file or the consent to the use our name in the filing. We are not aware of an instance where we have revoked either consents in connection with any other Form N-14 filing. As a theoretical matter, it is possible that we would revoke our consent in the event that we were no longer counsel to the relevant fund during the time the Form N-14 was in use. For future similar opinions with respect to the Registrant, we will either clarify this language as requested or remove it.

Comments from Mr. Ellington (“Accounting Comments”)

Comments applicable to each Proxy Statement/Prospectus

Comment 1: Please confirm whether the agreement by New York Life Investments to waive fees and/or reimburse expenses is subject to recoupment. If so, please also disclose that the funds may only make repayments to the New York Life Investments if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Acquiring Fund’s current expense cap.

Response: The Registrant confirms that the agreements by New York Life Investments to waive fees and/or reimburse expenses are not subject to recoupment by the Acquiring Funds’ manager.

Comment 2: Please update the name of the section titled Pro Forma Financial Information to Supplemental Financial Information in each N-14. See Reg. S-X Art. 6, Rule 6-11(d).

Response: The Registrant has revised the disclosure in accordance with this comment.

Comments applicable to the Shell Reorganizations

Comment 3: Please confirm in correspondence that the fees presented represent current fees, in accordance with Item 3 of Form N-14.

Response: The Registrant hereby confirms that fees are current as of the last shareholder report filed by each Acquired Fund.

Comment 4: Please confirm if the fees waived by Aquila for the Acquired Funds are subject to recoupment. If so, please confirm that the expenses subject to recoupment will not be carried over to the merged entity.

Response: The Registrant hereby confirms that the agreements by Aquila to waive fees and/or reimburse expenses are not subject to recoupment.

Comment 5: In the section entitled “Comparison of Fees and Expenses – Example”, please update the disclosure to clarify which class of shares Class C shares will be converting into for each Acquiring Fund.

Response: The Registrant has revised the disclosure in each Shell Reorganization to read as follows:

Example

The Example is intended to help you compare the cost of investing in each Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in each Fund for the time periods indicated and then redeem or hold all of your shares, as indicated below, at the end of those periods (except as indicated with respect to Class C shares). The Example reflects Class C shares converting into Class A shares in years 7-10 for the Acquired

Fund and into Class A shares in years 9-10 for the Acquiring Fund, respectively. The Example also assumes that your investment has a 5% return each year, and that each Fund’s operating expenses remain the same. (emphasis added)

Comments applicable to the MainStay MacKay Strategic Municipal Allocation Fund only

Comment 6: With respect to the “Comparison of Fees and Expenses” section, please confirm in correspondence that the fees presented for each Acquired Fund and the Acquiring Fund represent current fees, in accordance with Item 3 of Form N-14.

Response: The Registrant hereby confirms that the fees presented are current as of the last shareholder report filed by each Acquired Fund.

Comment 7: Please confirm that any potential recoupment of previously waived expenses by the Acquiring Fund is accurately reflected in the Pro Forma Combined columns of the fee table.

Response: The Registrant hereby confirms that the Acquiring Fund’s waivers are not subject to recoupment by the Acquiring Fund’s manager.

Comment 8: Please confirm whether the fees waived by Aquila for the Aquila Narragansett Tax-Free Income Fund are subject to recoupment. If so, please confirm that any expenses subject to recoupment will not be carried forward to the merged entity.

Response: The Registrant confirms the fees waived by Aquila for the Aquila Narragansett Tax-Free Income Fund are not subject to recoupment.

Comment 9: In the section entitled “Comparison of the Aquila Kentucky Fund and the Acquiring Fund – Comparison of Fees and Expenses”, the fee tables for MainStay MacKay Strategic Municipal Allocation Fund Class I include a four basis point fee waiver on page 37, but the fee tables for the MainStay MacKay Strategic Municipal Allocation Fund Class I on pages 33 and 34 do not include such waiver. Please explain or revise.

Response: The Registrant has updated the fee tables to include the four basis point fee waiver.

Comment 10. In the section entitled “Aquila Kentucky Reorganization Only”, the fee tables for MainStay MacKay Strategic Municipal Allocation Fund Class Z disclose Total Annual Fund Operating Expenses of 0.67%, and have no waivers/reimbursements, but the Total Annual Fund Operating Expenses after waivers/reimbursements is 0.68%. Please revise.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 11: In the sections entitled “Comparison of the Aquila Kentucky Fund and the Acquired Fund - Example” and “Comparison of the Aquila Kentucky Fund and the Acquired Fund - Example”, the expense examples do not appear to include the effect of the sales charge in year one. Please revise.

Response: The Registrant has revised the disclosure in accordance with this comment.

Comment 12: In the sections entitled “Information About the Aquila Kentucky Reorganization” and “Information About the Aquila Narragansett Reorganization”, it is noted that that the Acquiring Fund, following the commencement of the Reorganization, will sell approximately 78% and 82% of the investments held by the Aquila Churchill Tax-Free Fund of Kentucky and Aquila Narragansett Tax-Free Income Fund, respectively. Please also disclose the following: (a) who will bear the costs of the repositioning; (b) estimated costs of repositioning for each fund in dollars and as a percentage of each target fund’s net assets; and (c) any tax effects of the repositioning, including capital gains taxes that could be triggered by the repositioning in both dollars and per share amounts.

Response: The Registrant confirms the Acquiring Fund will bear the costs of the repositioning. With respect to the estimated costs of the repositioning, the Registrant believes that this is adequately disclosed through the “U.S. Federal Income Tax Consequences” sections.

Please contact the undersigned at 202-261-3314, or Thomas Humbert and Brian McGrady, of New York Life Investments, at 973-610-0124 and 201-744-3598, respectively, should you have any questions regarding this matter.

Very truly yours,

/s/ Corey F. Rose

Corey F. Rose